

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2018

Eduardo Alcaro
Chief Financial Officer
PagSeguro Digital Ltd.
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil

      Re: PagSeguro Digital Ltd.
          Draft Registration Statement on Form F-1
          Submitted June 5, 2018
          File No. 377-02104

Dear Mr. Alcaro:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                    Division of Corporation Finance
                                    Office of Information Technologies
                                    and Services

cc: Robert M. Ellison, Esq.